Exhibit 99.1

NOTICE OF CHANGE IN YEAR-END

PURSUANT TO SECTION 4.8 OF NATIONAL INSTRUMENT 51-102

ORGANIGRAM HOLDINGS INC.
1.	Change in Financial Year-End

Notice is hereby provided pursuant to section 4.8 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) that Organigram Holdings Inc. (the “Issuer”) has decided to change its financial year end from August 31 to September 30.
2.	Reason for the Change

The change is being undertaken by the Issuer on the basis that it will better align the Issuer’s financial statement reporting requirements with other public companies and calendar quarters.
3.	Relevant Dates for Financial Reporting Purposes
(a)	The Issuer’s old financial year-end was August 31.
(b)	The Issuer’s new financial year-end will be September 30.
(c)	The Issuer’s transition year will be the 13-month period ending September 30, 2023.
4.
The length and ending date of the periods, including the comparative periods and filing deadlines, of the interim and annual financial statements to be filed for the Issuer’s transition year and its new financial year-end are as follows:

(a)	Transition Year - (September 1, 2022 to September 30, 2023)

Period and Ending Date	Length	Filing Deadlines	Comparative Period and Ending Date
First quarter interim financial statements for the period ended November 30, 2022	3 months	January 14, 2023	3 months ended November 30, 2021
Second quarter interim financial statements for the period ended February 28, 2023	6 months	April 14, 2023	6 months ended February 28, 2022
Third quarter interim financial statements for the period ended May 31, 2023	9 months	July 15, 2023	9 months ended May 31, 2022
Annual financial statements for the year ended September 30, 2023 (i.e., for the 13-months ended September 30, 2023)	13 months	December 29, 2023	12 months ended August 31, 2022

(b)	New Financial Year - (October 1, 2023 to September 30, 2024)

Period and Ending Date	Length	Filing Deadlines	Comparative Period and Ending Date
First quarter interim financial statements for the period ended December 31, 2023	3 months	February 14, 2024	3 months ended November 30, 2022
Second quarter interim financial statements for the period ended March 31, 2024	6 months	May 15, 2024	6 months ended February 28, 2023
Third quarter interim financial statements for the period ended June 30, 2024	9 months	August 14, 2024	9 months ended May 31, 2023
Annual financial statements for the year ended September 30, 2024	12 months	December 29, 2024	13 months ended September 30, 2023

5.	The filing deadlines, prescribed under sections 4.2 and 4.4 of NI 51-102, for the interim and annual financial statements for the Issuer’s transition year are as set forth under item 4 above.